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                              December 13, 2023

       Taylor Zhang
       Chief Financial Officer
       TenX Keane Acquisition
       420 Lexington Ave Suite 2446
       New York, NY 10170

                                                        Re: TenX Keane
Acquisition
                                                            Registration
Statement on Form S-4
                                                            Filed November 13,
2023
                                                            File No. 333-275506

       Dear Taylor Zhang:

                                                        We have reviewed your
registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-4

       Cover Page

   1. We note your disclosure that after the completion of the Business Combination, Citius
                                                        Pharma will control a
majority of the voting power and therefore New Citius Oncology will be a controlled
company. Please also revise the cover page to include Citius Pharma's ownership percentage.
       Questions and Answers
       Q: What equity stake will current TenX Shareholders and SpinCo stockholders hold in New
       Citius Oncology immediately after..., page 16

   2. Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem
their shares may experience in connection with the Business
                                                        Combination. Provide
disclosure of the impact of each significant source of dilution, including the amount of
equity held by founders and convertible securities retained by redeeming shareholders
at each of the redemption levels detailed in your sensitivity
 Taylor Zhang
FirstName LastNameTaylor  Zhang
TenX Keane  Acquisition
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         analysis, including any needed assumptions.
How does the Sponsor intend to vote its shares?, page 26

3. We note the disclosure on page 26 indicating that the Sponsor may purchase TenX
         Ordinary Shares, TenX Units or TenX Rights in privately negotiated transactions or in the open market either prior to or following the Business Combination and that the Sponsor intends to vote such shares in favor of the Business Combination. Please provide your analysis on how such purchases will comply with Rule 14e-5. To the extent that you are relying on Tender Offer Compliance and Disclosure Interpretation
166.01 (March 22,
         2022), please provide an analysis regarding how it applies to your circumstances.

Summary of the Proxy Statement/Prospectus, page 30

4. Please revise the Summary to include an organizational chart depicting the parties to the transaction both prior to and after the Domestication and Business Combination.
SpinCo, page 31

5. We note your disclosure that on July 28, 2023, the FDA issued a complete response letter regarding your BLA. We also note your disclosure that "[t]he FDA has required SpinCo to incorporate enhanced product testing, and additional controls agreed to with the FDA during the market application review." Please provide further details regarding the underlying issues outlined in the FDA's complete response letter. Additionally, please provide further details about the "enhanced product testing" and "additional controls" that were agreed to with the FDA.
Amended & Restated Shared Services Agreement, page 35

6. We note your disclosure that "the fees for each of the services are set forth in the A&R
         Shared Services Agreement as a quarterly fee[.]" Please disclose the quarterly fee here.
Interests of TenX's Directors and Executive Officers in the Business Combination, page 40

7. Please disclose the Sponsor and its affiliates' total potential ownership interest in the combined company, assuming the exercise and conversion of all securities.
Unaudited Pro Forma Condensed Combined Financial Information
General, page 49

8. Please revise to clarify the financial statement periods included in your pro forma
         Statements of Operations and how such information was derived. In this respect, it appears that given the difference in fiscal year-ends between the registrant and SpinCo, certain adjustments were made to the historical financial statements of SpinCo to conform to the annual and interim periods presented by the registrant. Refer to Article 11-02(c)(3)
         of Regulation S-X. Please also clarify whether the combined company will adopt
 Taylor Zhang
FirstName LastNameTaylor  Zhang
TenX Keane  Acquisition
Comapany13,
December  NameTenX
              2023    Keane Acquisition
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         December 31st as its new fiscal year-end.
Risk Factors
Risks Related to SpinCo's Business and its Industry
SpinCo relies exclusively on third parties to formulate and manufacture its product candidates, page 70

9. We note your disclosure that one of the contract manufacturers for LYMPHIR is foreign.
         Please disclose where this manufacturer is located.
The Combined Company's Proposed Certificate of Incorporation will provide that the Court..., page 98

10. Please revise your risk factor to disclose that there is also a risk that your exclusive forum provision may result in increased costs for investors to bring a claim in the chosen forum.
Proposal No. 1 - The Business Combination Proposal
Summary of the Merger Agreement
Fees and Expenses, page 129

11. We note your disclosure that the Sponsor has agreed to pay any transaction expenses of
         "Parent" in excess of $500,000. Please revise your disclosure here to clarify, if true, that
         "Parent" refers to Citius Pharma.
Amended & Restated Registration Rights Agreement, page 130

12. Please revise here and throughout, as appropriate, to disclose how many shares will be covered by the Amended & Restated Registration Rights Agreement. Sponsor Support Agreement, page 130

13. We note that the Sponsor agreed to waive its redemption rights. Please describe any consideration provided in exchange for this agreement.
Background of the Business Combination, page 131

14. Please disclose here whether the Sponsor, management, or any affiliates of TenX have a track record with SPACs. If so, please provide disclosure about this record and the outcomes of those prior transactions.
15. We note that you reviewed approximately 15 potential targets, eight of which were eliminated, leading you to engage in detailed discussions with seven potential combination targets. Further, you signed non-disclosure agreements with five potential targets and entered into non-binding letters of intent with two companies. Please expand this section to discuss how these targets were identified, which industries they were in, when these discussions took place and what criteria was used to eliminate certain
 Taylor Zhang
FirstName LastNameTaylor  Zhang
TenX Keane  Acquisition
Comapany13,
December  NameTenX
              2023    Keane Acquisition
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         companies.
16. We note that you entered into two non-binding letters of intent with two companies.
         Please provide a general description of the two potential targets. Additionally, we note that you allowed the exclusive period of negotiations with respect to these two parties to terminate in early February 2023 and April 2023. Please revise your disclosure to specify why these companies did not represent attractive targets, explain the nature of the difference in valuation expectations, and provide further context regarding one of the potential target's unwillingness to engage with you given conflicting business objectives.
17. We note your disclosure that in May 2022, Citius Pharma announced that it "intended to split its assets into two separate publicly traded entities." Please revise your disclosure in this section to explain whether Citius Pharma considered any transaction structures aside from a SPAC business combination in order to effectuate the "split of its assets into two separate publicly traded entities." If so, please explain why Citius Pharma elected to pursue a SPAC business combination as opposed to an alternative transaction structure.
18. We note that TenX was made aware of SpinCo through Maxim on April 25, 2023 and that a letter of intent was signed in May 2023. Please disclose if during this time TenX was in discussions with any other companies.
19. We note that on May 6, 2023, Citius Pharma sent to Ten X an initial draft of the LOI, on
         May 6 and 7, 2023 Maxim worked on a possible valuation of SpinCo, on May 8, 2023
         TenX provided overall comments on the scope of the draft, and on May 9, 2023 a revised
         LOI was provided to TenX and on the same day Citius Pharma, SpinCo, and TenX negotiated the draft LOI. Please include a discussion as to how the material terms and consideration evolved during the negotiations.
20. We note your disclosure that on June 1, 2023, Citius Pharma and SpinCo "confirmed that a full spin-off of SpinCo from Citius Pharma prior to closing of the proposed transaction would not take place." Please explain what is meant by "full spin-off" in this instance and please also explain why and how it was confirmed that a "full spin-off" would not take place prior to closing.
21. Please disclose how the provision of the Merger Agreement that permits Citius Pharma to seek an alternative transaction to the Business Combination was negotiated.
Opinion of Revere Securities, page 136

22. Please disclose whether any companies that met the comparable selection criteria were excluded from the analyses. If so, please explain why.
23. Please explain why Revere reviewed the values of the companies set forth in the
         Comparable Public Company Analysis as of October 8, 2023.
24. You state that "[t]he estimates of the future performance of New Citius Oncology in or
         underlying Revere Securities    analyses are not necessarily
indicative of actual values or
 Taylor Zhang
TenX Keane Acquisition
December 13, 2023
Page 5
         actual future results[.]" Please clarify if Revere relied on any financial projections in analyzing the transaction and rendering the opinion.
Fees and Expenses, page 140

25. Please disclose here the fees that Revere will receive upon completion of the Business
         Combination.
The TenX Board's Discussion of Valuation and Reasons for the Approval..., page
140

26. You state on page 143 that the TenX Board also considered that the initial TenX
         Shareholders, including TenX directors and executive officers, have interests in the
         Business Combination as individuals that are in addition to, and may be different from, the interests of TenX Shareholders generally. You also state that Revere "reviewed and considered these interests in its fairness opinion delivered to the TenX Board[.]" Please clarify, if true, that Revere reached an opinion regarding only the merger consideration and, although Revere may have considered the initial TenX Shareholders' interests, it did not reach a conclusion as to the fairness of those interests.
27. Please revise your disclosure in this section to explain whether the TenX Board considered any potential risks associated with SpinCo holding an exclusive license for its lead drug candidate as opposed to owning the patent rights to that candidate.
28. We note your disclosure that the TenX Board determined that "SpinCo's clinical data for
         LYMPHIR is significant and likely to be approved by the FDA." Please remove the statement that SpinCo's clinical data is "likely to be approved by the FDA[,]" as such a determination is not within the control of the company.
Information About the SpinCo Business
Phase 3 Trial (E7777-G000-302) Design, page 191

29. We note your disclosure that "no new safety signals were identified compared to
         ONTAK." Please note that you do not have a basis to compare your candidate to other products or third-party product candidates unless you have conducted head-to-head trials.
         Please revise your registration statement accordingly, or advise.
30. We note your disclosure of your Phase III trial design and results. Please expand your disclosure to discuss when the Phase III trial was conducted or commenced, the duration of the trial, who conducted the trial, where it was conducted, any primary or secondary endpoints and whether they were met.
FirstName LastNameTaylor Zhang
31. We note your table listing the adverse reactions in patients with relapsed or refractory
Comapany
       stageNameTenX
             I-III CTCLKeane     Acquisition
                          who received  LYMPHIR. Please include a short
description of the
       different
December          grades
           13, 2023      identified.
                      Page 5
FirstName LastName
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FirstName LastNameTaylor  Zhang
TenX Keane  Acquisition
Comapany13,
December  NameTenX
              2023    Keane Acquisition
December
Page 6    13, 2023 Page 6
FirstName LastName
Investigator Initiated Trials, page 193

32. We note that you initiated a Phase I trial in June 2021 at the University of Minnesota,
         Masonic Cancer Center and initiated a second Phase I study in September 2022 at the
         University of Pittsburg Medical Center, Hillman Cancer Center. Given the passage of time, please include a description of the current status of each study and whether each is currently ongoing.
LYMPHIR License Agreement, page 195

33. Please clarify here and elsewhere as appropriate, if true, that Eisai owns the intellectual property rights of the LYMPHIR product and that SpinCo is an exclusive licensee of that intellectual property.
34. We note your disclosure that the exclusive license with Eisai includes the rights to develop and commercialize LYMPHIR "in all markets except for Japan and certain parts of Asia." Please specify the "certain parts of Asia" that are excluded from this agreement.
Obligations to Dr. Reddy's under the License Agreement, page 196

35. We note your description of the obligations to Dr. Reddy's under the License Agreement.
         Please revise to include a description of all the material terms of the agreement including a description of each party's rights and obligations and the termination provisions.
36. We note your disclosure that pursuant to the License Agreement, SpinCo will be obligated to pay on a fiscal quarter basis tiered royalties equal to "low double-digit percentages of net product sales." Please revise this disclosure to specify a percentage rate or range that does not exceed ten percentage points.
LYMPHIR Patents, page 197

37. We note your disclosure that Citius Pharma acquired and later transferred to SpinCo two method of use patents. Please include the expected expiration dates of each issued patent and applicable jurisdictions for the international patent. Regulation
U.S. Government Regulation, page 197

38. We note your discussion of the FDA process that must be completed in order to be able to market your product candidate in the U.S. In each step listed, please expand your discussion to include more detail to properly reflect what each step consists of so that investors can understand and make informed decisions based on the current status of your products.
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FirstName LastNameTaylor  Zhang
TenX Keane  Acquisition
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              2023    Keane Acquisition
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Management of New Citius Oncology After Business Combination
Executive Officers, page 207

39. We note your descriptions of each executive officer and director. Please revise to describe the business experience during the past five years of each executive officer and director.
         In this regard, we note that the discussion of Jaime Bartushak and Myron S. Czuczman do not cover this period. Refer to Item 401(e) of Regulation S-K for guidance.
Report of Independent Registered Public Accounting Firm, page F-2

40. Please have Marcum LLP revise and reissue their audit report to identify the name of the company whose financial statements were audited. Refer to PCAOB Auditing Standard
         (AS) 3101.08a.
Citius Acquisition Corp
Financial Statements for the Year Ended September 30, 2022
Balance Sheet, page F-32

41. You disclose on page 49 that on July 5, 2023, the Board of Directors approved a 675,000-
         for-1 stock split of your common shares. Please explain why you have not given retroactive effect to this split in your September 30, 2022 balance sheet. Refer to SAB
         Topic 4.C.
Statement of Operations, page F-33

42. Please explain why you have not disclosed earnings per share (EPS) on the face of your
         Statement of Operations for the year ended September 30, 2022. Refer to ASC 260-10-
         45. In this regard, we note that you did present EPS on the face of your Statements of
         Operations for the three and nine months ended June 30, 2023 and June 30, 2022.
Notes to the Financial Statments, page F-36

43. Please provide a note to the financial statements explaining the nature of the prepaid expense recorded as an asset for the year ended September 30, 2022 and the nine month interim period ended June 30, 2023.
3. Summary of Significant Accounting Policies
In-process Research and Development, page F-37

44. You disclose that the $40 million IPR&D asset represents the purchase price paid by
         Citius for the exclusive license for E7777 via the asset purchase agreement with Dr.
         Reddy's. Please provide us with your analysis under ASC 730-10-25-2(c) supporting the capitalization of amounts paid for this license. In your response, specifically address your consideration of whether E7777 has an alternative future use in R&D projects or otherwise.
 Taylor Zhang
TenX Keane Acquisition
December 13, 2023
Page 8
General

45. We note that you have an Annex list with documents labeled A-H. Please ensure throughout the filing that when referencing an annex attachment it is properly identified and matches the list provided.
46. Please clarify throughout your registration statement, if true, that E7777, LYMPHIR and
       I/ONTAK all refer to the same product. If so, please use a consistent label for your product. Alternatively, please advise.
47. We note that Maxim Group LLC was an underwriter for the initial public offering of the
       SPAC, that they provided financial and capital markets advisory services to Citius Pharma and SpinCo in connection with the Business Combination, and that Newbridge Securities
       Corporation provided M&A services to the SPAC. We also note press reports that certain underwriters and financial advisors are ending their involvement in SPAC business combination transactions. Please tell us, with a view to disclosure, whether you have received notice from these institutions about ceasing involvement in your transaction and how that may impact your deal or any deferred compensation owed to such institutions. In addition, identify any other financial advisors who served the parties in connection with the proposed transaction, and provide similar disclosure as applicable.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Christine Torney at 202-551-3652 or Angela Connell at 202-551-3426 if
you have questions regarding comments on the financial statements and related matters. Please contact Doris Stacey Gama at 202-551-3188 or Joshua Gorsky at 202-551-7836 with any other questions.



                                                            Sincerely,
FirstName LastNameTaylor Zhang
                                                            Division of
Corporation Finance
Comapany NameTenX Keane Acquisition
                                                            Office of Life
Sciences
December 13, 2023 Page 8
cc:       Tammara Fort, Esq.
FirstName LastName